Exhibit 1.1

ENGAGEMENT LETTER

Date:	November 18, 2016
Company:	CapRocq Core REIT, Inc.

1 Allied Drive, Suite 1500

Little Rock, Arkansas 72202

Telephone: (501) 372-6161

Attention: Mr. Beau Blair

Dear Beau:

This engagement letter (the “Agreement”) confirms the terms upon which CapRocq Core REIT, Inc. (the “Client”) engages Boustead Securities, LLC (“BSL”, the “Placement Agent”) BSL is engaged to act as the exclusive Placement Agent to the Client in connection with an Offering (as defined below) of securities on behalf of the Client (the “Potential Transaction”). Accordingly, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

(1)	Scope of Engagement.

Client hereby engages Placement Agent as its exclusive agent in a placement of securities (the “Securities”) in one or more related transactions to purchasers pursuant to a Tier 2 offering of Regulation A, as amended (“Regulation A+”), under Title IV of the Jumpstart Our Business Startups (JOBS) Act (the “Offering”).

The Client acknowledges and agrees that BSL's obligations hereunder are on a best efforts basis only and that the execution of this Agreement does not constitute a commitment by BSL to purchase any Securities and does not ensure the successful placement of any Securities or any portion thereof or the success of BSL with respect to securing any other financing on behalf of the Client. BSL will act solely as a broker with respect to any Potential Transaction or Offering. BSL will not act as an underwriter in any Potential Transaction or Offering.

(2)	Offering Process.

(a)	In connection with the Offering, Placement Agent will:

(i)	familiarize itself to the extent it deems appropriate with the business, operations, financial condition and prospects of the Client and the industry;

(ii)	review to its satisfaction the offering documents (the “Offering Materials”) in connection with the offering of the Securities;

(b)	If Placement Agent is satisfied with the results of its due diligence of Client, Placement Agent will then:

(i)	identify possible investors, which might have an interest in receiving the Offering Materials and evaluating participation in the Offering;

(ii)	contact one or more possible investors in the Securities (the “Potential Investors”) and distribute the Offering Materials to those requesting receipt of the same;

(iii)	attend meetings with Client and Potential Investors;

(iv)	assist the Client in responding to due diligence requests from Potential Investors; and

(v)	assist the Client in closing on the sale of Securities to those Potential Investors accepted by Client in the Offering.

(c)	In connection with the services provided in Paragraph 2(b), Placement Agent will post the Offering Materials, and such other documents as mutually agreed upon by the parties, to an online platform provided and maintained by the Platform Operator, which may be accessed by the eligible investing public and/or other broker-dealers that have become referring broker-dealers pursuant to a signed selling agreement entered into with the Placement Agent. The referring broker-dealers will identify and facilitate referrals of Potential Investors and provide information regarding the Client and the Offering to such Potential Investors.

(3)	Compensation.

For the services rendered and to be rendered hereunder by Placement Agent, the Client agrees to compensate Placement Agent as follows (the “Compensation”):

(a)	Placement Fee. The “Placement Fee” shall be equal to ten percent (10%) of the total dollar amount of equity capital raised pursuant to the Potential Transaction, except that with respect to any equity capital raised pursuant to the Potential Transaction from any investor with whom the Client has an existing relationship including without limitation any limited partner of CapRocq Core Real Estate Fund, L.P. or CapRocq Core 2 Real Estate Fund, L.P., or any affiliate of the aforementioned, the Placement Fee shall be equal to four percent (4%) of the total dollar amount of such equity capital raised. The Placement Fee shall be payable only with respect to equity capital raised from investors located in states in which Placement Agent is a registered broker-dealer at the time of the sale of Securities to such investors. The Placement Fee shall be paid to Placement Agent by Client contemporaneously with the closing of the Offering directly from the escrow account established for such Offering. For purposes of this Agreement, “equity capital raised” means the gross proceeds received and accepted by the Client in connection with the Offering.

(b)	Information. Client shall provide Placement Agent with such data and information (in reasonable detail) from time to time as Placement Agent may reasonably request to calculate and verify payments made and required to be made under Paragraph (3)(a).

(4)	Expenses.

The Client will reimburse the Placement Agent in a timely manner for all reasonable expenses relating to the Offering, including, but not limited to, printing, road show, travel, virtual data room, legal fees incurred through the underwriting, filing FINRA documents (e.g. 5110 forms, etc.), and SEC forms to be filed for the Client by the Placement Agent in connection with the Offering; provided, however, that the Placement Agent will provide prior notification to the Client of any single expense exceeding $1,000. The parties agree to engage in discussion of all such reasonable expenses from time to time before such expenses are incurred. Such reimbursements for services shall be made promptly upon submission by the Placement Agent of an appropriate invoice on a 30-day net basis to the Client.

(5)	Certain Covenants, Representations and Warranties of Client.

(a)	In connection with Placement Agent's activities hereunder, Client will cooperate with Placement Agent and provide it reasonable access to the officers, directors, employees and advisers of Client, and furnish to Placement Agent all information and data regarding the business and financial condition of Client that the Placement Agent deems appropriate for purposes of the Offering (the “Information”).

(b)	The Client represents and warrants that:

(i)	as of each date of offer of the Securities and each date of closing of the Offering, the Offering Materials will be complete and correct in all material respects and, except for those statements for which written supplemental corrections or additions have been made or given to the investors participating in such closing, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and

(ii)	any projected financial information or other forward-looking information which the Client provides to Placement Agent will be made by Client in good faith, based on management's best estimates at the time and based on facts and assumptions which management believes are reasonable. A full written discussion by management of the underlying assumptions and risks relating to not achieving such projections will accompany all such projections.

(c)	The Client acknowledges and agrees that Placement Agent, in rendering its services hereunder:

(i)	will be using and relying on the Information provided by Client (as well as information available from public sources and other sources deemed reliable by Placement Agent) without independent investigation or verification thereof or independent appraisal or evaluation of the Client, or its respective subsidiaries or affiliates, or any of their respective businesses or assets;

(ii)	is authorized to transmit to any Potential Investor the Offering Materials and forms of subscription agreements and any other legal documentation supplied to Placement Agent for transmission to any Potential Investor by or on behalf of the Client in connection with the Offering; and

(iii)	does not and will not assume responsibility for the accuracy or completeness of the Offering Materials or any Information or other Information regarding the Client. Placement Agent does, however, reserve the right to investigate and independently verify the Client’s representations and claims.

Client will be solely responsible for the contents of the Offering Materials (as amended and supplemented and including any information incorporated therein by reference).

(d)	If at any time prior to the completion of the offer and sale of the Securities an event occurs or circumstance exists and the Offering Materials (as then amended and supplemented) includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, Client will promptly notify Placement Agent of such event and Placement Agent will suspend solicitations of prospective purchasers of the Securities until such time as Client shall prepare (and Client agrees that, if it shall have notified Placement Agent to suspend solicitations after Client has accepted orders from prospective purchasers, it will promptly prepare) a supplement or amendment to the Offering Materials which corrects such statement(s) or omission(s).

(e)	The Client acknowledges and agrees that (i) any advice rendered or material provided by Placement Agent during the term of this Agreement or during the Offering process was and is intended solely for the benefit and confidential use of the Client and will not be reproduced, summarized, described or referred to or given to any other person or entity for any purpose without Placement Agent's prior written consent; (ii) Placement Agent will act as an independent contractor and is being retained solely to assist Client in its efforts to effect the Offering; (iii) Placement Agent is not and will not be construed as a fiduciary of the Client and will have no duties or liabilities to the equity holders or creditors of the Client or to any other person or entity by virtue of this Agreement, and the retention of Placement Agent hereunder, all of which duties and liabilities are hereby expressly waived; (iv) Placement Agent does not provide legal, accounting and/or tax advice and Client agrees to retain its own counsel concerning any necessary legal, accounting and tax matters; and (v) nothing contained herein shall be construed to obligate Placement Agent to purchase, as principal, any of the Securities offered in the Offering.

(f)	The Client represents and warrants to Placement Agent that there are no brokers, representatives or other persons (outside of those contemplated by this Agreement), which have an interest in compensation due to Placement Agent from any transaction contemplated herein.

(g)	The Client represents to Placement Agent that it has not knowingly taken, and agrees that it will not knowingly take, any action, directly or indirectly, so as to cause the Offering to fail to be entitled to the exemption from registration afforded by Regulation A+ under Section 401 of the JOBS Act and Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”). In effecting the Offering, the Client agrees to comply in all material respects with applicable provisions of the Securities Act and any rules or regulations thereunder and any applicable state laws and requirements, as well as any federal, state or foreign judicial decisions or opinions related thereto.

(h)	The Client represents and warrants that it does not and will not make any sale of the Securities with a view to distribution of the Securities (until such Securities become appropriately registered), and that this Offering does not and shall not violate any federal, state, local, foreign or other laws, rules, regulations or interpretations, including those rules, regulations and interpretations of the SEC, IRS, FINRA and any other self-regulatory organization or domestic or foreign governmental agency or entity.

(i)	The Client will not at any time during the term of this Agreement, or for a period of six (6) months following completion of the placement of Securities contemplated hereby, make any reference publicly to the transactions contemplated hereby, by way of the issuance of a press release, the placement of an advertisement or otherwise, without the prior consent of Placement Agent.

(j)	The Client will provide copies to Placement Agent of any current or previous filings with the SEC in the last twelve (12) months from the date of this letter.

(k)	The Client will take such action as is necessary to qualify the Securities for offer and sale under the securities laws of such states and other jurisdictions of the United States (including but not limited to federal) and foreign jurisdictions as may be legally required.

(l)	The Client agrees (i) that any subscription or other similar agreement pursuant to which Securities are sold shall be in form and substance reasonably satisfactory to Placement Agent and its counsel, shall comply with all applicable federal, state and foreign laws, rules and regulations and such other terms and conditions as are customary for Regulation A+ transactions of securities of such nature (or registration statements), and shall contain a representation and warranty of the Potential Investor for the benefit of Placement Agent to the effect that the Potential Investor has conducted its own due diligence and not relied on any representation or statement made by Placement Agent in connection with making its investment decision and (ii) to provide a copy of such executed document to Placement Agent promptly following the execution and delivery thereof by Potential Investor. The Client agrees that any representations and warranties made by it to any Potential Investor in the Offering shall be deemed also to be made to Placement Agent for its benefit.

(6)	Indemnification of Placement Agent.

(a)	In the event that Placement Agent becomes involved in any capacity in any action, proceeding investigation or inquiry in connection with any matter referred to in this Agreement or arising out of the matters contemplated by this Agreement (including but not limited to, the Information and Client’s failure to comply with, violation of, or alleged violation of the U.S. securities laws and the rules promulgated thereunder and the securities laws and regulations of any state or other jurisdiction applicable to their conduct), other than any matter relating to any tax payments payable by Placement Agent as a result of Placement Agent’s activities under or in connection with this Agreement, and other than any matter arising solely as a result of a breach by Placement Agent of its representations and warranties set forth in this Agreement (regarding compliance with securities laws), Client agrees to promptly reimburse Placement Agent for its legal and other expenses (including but not limited to the cost of any investigation and preparation as they are incurred by Placement Agent in connection therewith); provided, however, that Client shall have no obligation to indemnify Placement Agent to the extent that it shall be finally judicially determined by a court of competent jurisdiction that such action, proceeding, investigation or inquiry arose out of the gross negligence or misconduct of Placement Agent in performing the services which are the subject of this Agreement.

(b)	Client also agrees to indemnify Placement Agent and hold it harmless from and against any and all losses, claims, damages, liabilities, costs and expenses, of every kind, nature and description, fixed or contingent (including, without limitation, counsel’s fees and expenses and the costs of investigation and preparation for and any other costs associated with any action, proceeding, investigation or inquiry in which Placement Agent may be involved in any capacity) incurred by Placement Agent in connection with or as a result of any matter referred to in this Agreement or arising out of any matter contemplated by this Agreement (including, but not limited to, the Information and Client’s failure to comply with violation of or alleged violation of the U.S. Securities laws and the rules promulgated there under and securities laws and regulations of any state or other jurisdiction applicable to their conduct), other than any matter relating to any tax payments payable by Placement Agent as a result of Placement Agent’s activities under or in connection with this Agreement and other than any matter arising as a result of a breach by Placement Agent of the terms of this Agreement, including but not limited to its representations and warranties set forth herein (regarding compliance with securities laws); provided, however, that Client shall have no obligation to indemnify Placement Agent to the extent that it shall be finally judicially determined by a court of competent jurisdiction that such losses, claims, damages or liabilities arose out of the gross negligence or misconduct of Placement Agent in performing the services which are the subject of this Agreement. For purpose of this paragraph, Placement Agent shall include the officers, directors, employees, agents and controlling persons of Placement Agent. The foregoing indemnification shall be in addition to any rights that Placement Agent may have at common law or otherwise.

(7)	Indemnification of Client.

(a)	In the event that the Client becomes involved in any capacity in any action, proceeding, investigation or inquiry in connection with any matter referred to in this Agreement, Placement Agent agrees to reimburse Client for its legal and other expenses (including but not limited to the cost of any investigation and preparation as they are incurred by Client in connection therewith) if, and to the extent that (i) it shall be finally judicially determined by a court of competent jurisdiction that such action, proceeding, investigation or inquiry arose out of the gross negligence or misconduct of Placement Agent in performing the services which are the subject of this Agreement; or (ii) such action, proceeding, investigation or inquiry arose out of an Placement Agent’s violation of its representations and warranties set forth in this Agreement regarding compliance with securities laws.

(b)	Placement Agent also agrees to indemnify Client and hold it harmless from and against any and all losses, claims, damages, liabilities, costs and expenses of every kind, nature, and description, fixed or contingent (including, without limitation, counsel’s fees and expenses and the costs of investigation and preparation for and any other costs associated with any action, proceeding, investigation or inquiry in which Client may be involved in any capacity) incurred by Client in connection with or as a result of any matter referred to in this Agreement or arising out of any matter contemplated by this Agreement if (i) it shall be finally judicially determined by a court of competent jurisdiction that such losses, claims, damages or liabilities arose out of the gross negligence or misconduct of Placement Agent or (ii) in the event of Placement Agent’s violation of its representations and warranties set forth in this Agreement regarding compliance with securities laws.

In no event shall the aggregate amount of reimbursement for Client losses, claims, damages, expenses or liabilities by Placement Agent be in excess of $5,000,000.

(8)	Covenants, Representations and Warranties of Placement Agent.

Placement Agent represents, warrants and covenants to Client that:

(a)	it and each of its agents and representatives participating in the Potential Transaction has and will maintain all registrations and memberships required to perform its obligations and services hereunder in accordance with applicable law;

(b)	it is in compliance and will comply with all applicable laws, rules and regulations regarding its provision of services hereunder;

(c)	it has not and will not knowingly take any action, directly or indirectly, that would cause the Offering to violate the provisions of the Securities Act, the Securities Exchange Act of 1934 (the “1934 Act”), Title IV of the JOBS Act, the respective rules and regulations promulgated thereunder (the “Rules and Regulations”) or applicable “blue sky” laws of any state or jurisdiction; and it will, insofar as is under its control, conduct the Offering in a manner prescribed by Title IV of the JOBS Act and Regulation A+;

(d)	it is a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and is a broker-dealer registered as such under the 1934 Act and under the securities laws of the states in which the Securities will be offered or sold by it unless an exemption for such state registration is available;

(e)	it has not taken and will not knowingly take any action, directly or indirectly, that may cause the Offering to fail to be entitled to exemption from registration under United States federal securities laws, or applicable state securities or “blue sky” laws, or the applicable laws of the foreign countries in which the Securities may be offered or sold by it; and

(f)	it will not at any time during the term of this Agreement, or for a period of six (6) months following completion of the placement of Securities contemplated hereby, make any reference publicly to the transactions contemplated hereby, by way of the issuance of a press release, the placement of an advertisement or otherwise, without the prior consent of Client.

(9)	Term; Termination; Survival of Provisions.

The term of this Agreement shall commence on the date hereof and shall continue, unless earlier terminated pursuant to the provisions of this section, for six (6) months, automatically renewable thereafter for two (2) successive three (3) month periods, followed by monthly periods thereafter, unless either party informs the others in writing thirty (30) days prior to the end of the current term of its intent to terminate this Agreement. This Agreement may be terminated prior to the end of the current term, by mutual written consent of the parties hereto, or:

(a)	by either party, upon thirty (30) days’ prior written notice, if a closing with respect to investment commitments does not occur within six (6) months of the date hereof or within the two (2) three (3) month periods thereafter, if the Agreement is automatically renewed for such additional period(s) as described in this Paragraph 10;

(b)	by Placement Agent in the event that Client fails to pay any amount due hereunder within sixty (60) days of that due date; and

(c)	by either party in the event of a breach by any other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement, which breach is not cured within ten (10) business days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period.

Termination of this Agreement will not affect Placement Agent’s right to receive continuing compensation with respect to investments made prior to such termination. It is understood and agreed that the provisions of this Agreement relating to the payment of fees and expenses, confidentiality and indemnification shall survive any termination of this Agreement for twelve (12) months.

(10)	Confidential Information.

Each party hereto understands that the other party has disclosed or may disclose confidential and proprietary information relating to its own business, including, without limitation, names and expertise of employees and consultants, names of contacts and investors, and business, financial, customer and product development plans (“Confidential Information”). Each party agrees not to divulge any such Confidential Information of the other party to any third party, except (i) to its affiliates and its and their respective authorized representatives, agents, independent contractors, consultants, attorneys, accountants and financial advisers as may be necessary or appropriate to carry out the terms of this Agreement and the Potential Transaction (including without limitation disclosing Confidential Information to prospective purchasers or investors and their respective attorneys and advisers), provided the person(s) receiving the Confidential Information agree(s) to keep such information confidential or such person(s) owe(s) a duty of confidentiality to the disclosing party; or (ii) as may be required or requested to be disclosed by order of a court, administrative agency or governmental body or self-regulatory organization, or by any rule, law or regulation, or by subpoena or any other legal or administrative process; or (iii) as requested by any regulator or self-regulatory organization; or (iv) as may be necessary to enforce this Agreement, or to prosecute or defend against any actual or threatened claim, suit, action or proceeding relating to this Agreement or the Potential Transaction. Notwithstanding the foregoing, the parties agree that Confidential Information shall not include information which (a) is known by the non-disclosing party prior to its disclosure by the disclosing party and is not subject to other confidentiality obligation, (b) is or becomes publicly known through no breach of this Agreement, (c) is received from a third party without a breach of any confidentiality obligation known to the non-disclosing party, (d) is independently developed by the non-disclosing party or (e) is disclosed with the disclosing party’s prior written consent. Notwithstanding anything to the contrary set forth in this Agreement, (A) this Agreement may be disclosed to any person or entity and (B) either party may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the Potential Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to either party relating to such U.S. tax treatment and U.S. tax structure.

(11)	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and assigns. Notwithstanding anything contained herein to the contrary, a party may not assign this Agreement without the prior written consent of the other parties.

(12)	Interpretation and Enforcement; Governing Law.

(a)	This Agreement and its interpretation and enforcement shall be governed by the laws of the State of New York applicable to contracts to be performed entirely within this state and without regard to its principles of conflicts of law.

(b)	If any provision of this Agreement is deemed by an authority of competent jurisdiction to be unenforceable or contrary to applicable law, such provision shall be enforced to the maximum extent permitted by law to affect our intentions hereunder, and the remainder of this Agreement shall continue in full force and effect.

(c)	Neither the failure to insist upon strict compliance with Agreement nor any course of conduct, including without limitation failure on any party’s part to exercise or delay in exercising any rights, shall constitute a waiver by such party of any of its rights hereunder. No single or partial exercise by any party of any right shall preclude any other or future exercise by any party of any such right or the exercises by such party of any other single or partial right. Any waiver by any party must be in writing and signed by such party and shall be effective only for the purpose and in the specific instance for which it is given.

(13)	Arbitration

The parties agree that any dispute relating to or arising out of this Agreement or the interpretation or performance of this Agreement shall be submitted to arbitration in New York, New York under the auspices of FINRA Dispute Resolution, Inc., in accordance with the rules of FINRA with respect to arbitration of disputes between FINRA members and customers. The non-prevailing party shall reimburse the prevailing party for all costs and expenses, including reasonable attorney’s fees, incurred in connection therewith, unless otherwise required under the FINRA arbitration rules.

THE PARTIES ACKNOWLEDGE THAT:

•	BY CONSENTING TO ARBITRATION THE PARTIES ARE WAIVING ANY RIGHT TO TRIAL BY A JURY.

•	DISCOVERY IN ARBITRATIONS MAY BE MORE LIMITED THAN IN COURT PROCEEDINGS.

•	ARBITRATORS ARE NOT NECESSARILY BOUND BY RULES OF LAW IN MAKING AWARDS, AND ARE NOT NECESSARILY REQUIRED TO ISSUE A REASONED OPINION IN SUPPORT OF THEIR AWARDS.

•	THERE IS ONLY A LIMITED RIGHT TO APPEAL FROM AN ADVERSE DECISION BY AN ARBITRATION PANEL.

(14)	Counterparts.

For the convenience of the parties, this Agreement may be executed in any number of counterparts by facsimile transmission or electronic .pdf form, each of which shall be, and shall be deemed to be, an original instrument, but all of which taken together shall constitute one and the same agreement.

(15)	Entire Agreement; Amendments

This Agreement effective as of the Effective Date embodies the entire agreement between the parties with respect to the subject matter hereof, supersedes all prior agreements and understandings, oral or written, and may not be amended, supplemented or modified absent a written instrument signed by the parties hereto.

(16)	Notices.

Unless otherwise specified in this Agreement, all communications under this Agreement will be given in writing, sent by hand delivery, overnight courier or registered mail to the address set forth below the signature of each party or to such other address as such party will have specified in writing to the other parties hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch. Under no circumstances will communication or notification via email be deemed a notice as contemplated by this Agreement.

(17)	Third Party Rights; Limited Duties; No Recourse to owners of Placement Agent.

Nothing in this Agreement shall be construed to confer upon any third party a right of action under this Agreement or any other right whatsoever. Placement Agent owes no duty, fiduciary or otherwise, to any officer, director, owner, partner, investor, shareholder or member of, or auditor, attorney or adviser to, the Client, even if advised that any of them may be relying on any written or oral advice or recommendation made by Placement Agent or any of its affiliates (or any of their respective employees or agents), or receiving any report or advice prepared by Placement Agent or any of its affiliates. Placement Agent owes no duty or obligation, fiduciary or otherwise, to the Client, other than the express contractual obligations set forth in this Agreement. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney or representative of Placement Agent or any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of the Placement Agent arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transaction contemplated hereby, including, without limitation, any alleged non-disclosure or misrepresentations made by any such persons or entities.

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If the foregoing correctly sets forth our agreement, please so indicate by signing below and returning an executed counterpart to Placement Agent at your earliest convenience. We look forward to working with you to the successful conclusion of this engagement and developing a long-term relationship.

Very truly yours,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name: Keith Moore
Title: CEO

Address for notices:
Boustead Securities, LLC
898 N Sepulveda, Suite 475

El Segundo, CA 90245

ACCEPTED AND AGREED AS OF

Date: November 18, 2016

CapRocq Core REIT, Inc.

By:	/s/ Beau Blair
Name: Beau Blair

Address for notices:
1 Allied Drive, Suite 1500
Little Rock, Arkansas 72202